UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
June 25, 2020

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Corporate Finance & Investor Relations

TEL. 93/LP 000/COP-I5000000/2020

Jakarta, June 25, 2020

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Subject: Disclosure Regarding Correction on Resolution of 6th Agenda of AGMS For Financial Year of 2019 PT Telkom Indonesia (Persero) Tbk

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name: PT Telkom Indonesia (Persero) Tbk

Business Sector: Telecommunication

Telephone: (+6221) 5215109

E-mail: investor@telkom.co.id

1.	Date	June 24, 2020
2.	Information or material facts	Disclosure Regarding Correction on Resolution of 6th Agenda of AGMS For Financial Year of 2019 PT Telkom Indonesia (Persero) Tbk (Telkom)
3.	Description

Based on the Letter from the Minister of State-Owned Enterprises No. SR-409/MBU/06/2020, dated 22 June 2020 concerning the Correction of the 6th (6th) Agenda Decision of the 2019 Financial Year of PT Telekomunikasi Indonesia (Persero) Tbk, we conclude that there was a correction that occurred on the 6th AGMS decision The Annual Fiscal Year 2019 of Telkom as follows:

Then

1.
Mr. Rhenald Kasali as President Commissioner;
2.
Mr. Ahmad Fikri Assegaf as Independent Commissioner.

Become

1.
Mr. Rhenald Kasali as President Commissioner/ Independent Commissioner;
2.
Mr. Ahmad Fikri Assegaf as Commissioner.

4.	The impact of events	With this correction, there has been a change in the nomenclature of Board of Commissioners’ members of Telkom.

Thank you for your kind attention.

Best Regards,

/s/Andi Setiawan

ANDI SETIAWAN

VP Corporate Finance & Investor Relations

cc:

1.	Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);
2.	Indonesia Stock Exchange through IDXnet; and
3.	Telkom’s Trustee (PT Bank Tabungan Negara and PT Bank Permata).